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                                                                 PHILIP E. RUBEN
                                                                  (847) 784-2176
                                                              PRUBEN@LPLEGAL.COM


April 22 2005

VIA FACSIMILE:  (202) 942-9648
------------------------------

Securities and Exchange Commission
Division of Corporation Finance
Judicial Plaza
450 Fifth Street
Washington, D.C. 20549-0404

Attention:        David Ritenour
                  Special Counsel

RE:      VOYAGER ONE, INC.
         FORM SB-2, FILED ON AUGUST 26, 2004

Dear Mr. Ritenour:

On behalf of our client, Voyager One, Inc. ("Voyager" or the "Company"), we are filing today under the Securities Act of 1933, as amended (the "Securities Act"), amendment no. 1 to the Company's registration statement on Form SB-2. The amendment to Form SB-2 will be filed for the purpose of responding to comments contained in a letter from the Securities and Exchange Commission dated April 15, 2005.

In the hope of expediting the process of responding to the staff's comments, we have set forth below our responses to the staff's letter, including, wherever feasible, the text of revisions and additions to the SB-2. For ease of reference, we have included below the text of the staff's letter, and our responses are structured to correspond to the comment numbers from that letter. The Company has requested that we respond as follows to the staff's comments:

GENERAL

         PROSPECTUS SUMMARY - PAGE 1

1. PLEASE REVISE THE SUMMARY TO BRIEFLY DESCRIBE YOUR FINANCIAL POSITION AS OF THE MOST RECENT PRACTICAL DATE. ALSO, DISCLOSE, IF TRUE, THAT YOU WILL NEED TO RAISE BETWEEN $30 MILLION AND $50 MILLION IN ADDITIONAL FUNDS OVER THE NEXT TWO YEARS AND THAT YOU HAVE NOT SECURED ANY SOURCES OF THOSE FUNDS. FOR CLARITY, PLEASE REVISE THE SECOND PARAGRAPH TO IDENTIFY THE PRODUCT FOR WHICH YOU DEVELOPED A PROTOTYPE IN MAY 2004. FOR EXAMPLE, IS THE PROTOTYPE OF YOUR EFS-4 PRODUCT? PLEASE EXPAND THE LAST SENTENCE OF THE SECOND PARAGRAPH TO QUANTIFY, TO THE EXTENT PRACTICABLE, THE AMOUNT OF FUNDING THAT IT IS ANTICIPATED WILL BE REQUIRED TO "EASE CORPORATE FISCAL RESTRAINTS" AND THE ANTICIPATED TIMETABLE IN RAISING THOSE FUNDS

                  We have added the following language on page 1 to update our financial position:

                  "At December 31, 2004, we had current assets of $1,012 and current liabilities of $2,401,260. As a result, we had a working capital deficit of $2,400,248 at December 31, 2004. We had current cash assets of $259.74 as of April 19, 2005. We anticipate raising $700,000 within 90 days of the registration statement accompanying this prospectus being declared effective. Of this amount, we expect to receive $450,000 as proceeds from the sale of convertible debentures to Cornell Capital under our securities purchase agreement with them and $250,000 from other unaffiliated third parties through loans and financing arrangements. Upon our receipt of these funds, we expect fiscal restraints should ease, and we should be able to procure the components and services for our prototype custom board design. Testing our prototype should occur within two months afterwards"

                  In response to staff's comments regarding the need for additional capital, we have added the following disclosure to page 1.


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SECURITIES AND EXCHANGE COMMISSION
April 22, 2005
Page 2

                  "Nevertheless, we expect that, in the next two years, we will need to raise $30 million to $50 million to fund additional acquisitions, current and future projects (see "RISK FACTORS - WE WILL NEED TO RAISE ADDITIONAL CAPITAL TO FINANCE OPERATIONS"). Of this amount, we anticipate a need to raise between $10 million to $20 million to finance our expenses from operations and capital expenditures over the next twelve months (including professional fees; lab, test and manufacturing equipment; tooling; production costs; inventory costs and software) We currently do not have any financing arrangements or agreements in place to obtain the funds necessary to cover these operational expenses and capital expenditures."

                  We have revised the second paragraph on page 1 to identify the EFS-4 as the prototype developed in May 2004.

THE SALE OF COMMON STOCK FOLLOWING......SHORT SALES.......DECLINE - PAGE 12

2. PLEASE CLARIFY WHETHER CORNELL MAY ALSO ENGAGE IN SHORT SALES PRIOR TO THE CONVERSION OF ALL OF THE CONVERTIBLE DEBENTURES ISSUED OR TO BE ISSUED UNDER THE SECURITIES PURCHASE AGREEMENT.

                  We have added to this risk factor on page 12 a parenthetical which cross references the disclosure that Cornell Capital does not intend to engage in short sales of our common stock.

CONDITIONS OF SECURITIES PURCHASE AGREEMENT -- PAGE 16

3. WE NOTE YOUR STATEMENT THAT CORNELL HAS AGREED TO EXTEND THE TIME YOU HAVE FOR THE REGISTRATION STATEMENT TO BE DECLARED EFFECTIVE UNTIL APRIL 15, 2005. PLEASE REVISE WHERE APPROPRIATE THROUGHOUT YOUR PROSPECTUS TO CLARIFY THE CONSEQUENCES OF NOT HAVING YOUR REGISTRATION STATEMENT DECLARED EFFECTIVE BY APRIL 15, 2005.

                  In response to staff's comments, we have revised the prospectus and added the following language to page 16.

                  "In the event the registration statement accompanying this prospectus is not declared effective by April 30, 2005, the holder of convertible debentures can seek any remedy available under contract, at law or in equity including the right to collect liquidated damages and the right to call a default Under the Registration Rights Agreement, we are obligated to pay as liquidated damages to the holder of convertible debentures, at the holder's option, either a cash amount or shares of our common stock within three (3) business days after demand is made equal to two percent of the liquidated value of the convertible debentures outstanding for each thirty day period after April 30, 2005. The payment of liquidated damages does not constitute a penalty and does not preclude the holder from seeking other remedies. In the event of default which is not cured within ten days of receipt of written notice, the holder of convertible debentures is entitled to accelerate full repayment of all debentures outstanding and accrued interest thereon or to convert all debentures outstanding and accrued interest thereon into shares of our common stock at a conversion price equal to the lower of (i) 150% of the lowest initial bid price of our common stock as submitted by a market maker and approved by the NASD or (ii) 50% of the lowest closing bid price of our common stock for the five trading days immediately preceding the conversion date. All of our assets can be sold and transferred to satisfy any unpaid obligations due the holder and we are obligated to pay all reasonable expenses including attorneys' fees in connection with the disposition of any pledged property. Cornell Capital would not be obligated to purchase any additional debentures."


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SECURITIES AND EXCHANGE COMMISSION
April 22, 2005
Page 3

PLAN OF DISTRIBUTION - PAGE 18

4. PLEASE REVISE THE DISCLOSURE TO DESCRIBE MORE SPECIFICALLY THE CURRENT PLANS OF THE SELLING SHAREHOLDERS, PARTICULARLY CORNELL CAPITAL AND TREY RESOURCES TO DISTRIBUTE THEIR SHARES. FOR EXAMPLE, YOUR REVISED DISCLOSURES MIGHT INCLUDE, AMONG OTHER THINGS, A DISCUSSION OF THE EXTENT TO WHICH, IF AT ALL, CORNELL CAPITAL AND TREY RESOURCES MAY SELL THE REGISTERED SHARES IMMEDIATELY AFTER CONVERSION OF THE CONVERTIBLE DEBENTURES AND THE EXTENT TO WHICH, IF AT ALL, CORNELL CAPITAL AND TREY RESOURCES MAY USE THE REGISTERED SHARES TO COVER OUTSTANDING SHORT POSITIONS.

                  We have amplified our disclosures on page 19 to add the following paragraph:

                  "We are not aware of any other plans or arrangements that any selling stockholder has made with respect to the sale or distribution of shares. In particular, it is our understanding that Trey Resources and Cornell Capital have no specific plans for distribution or sale of our common stock, but intend to monitor and consider marketplace conditions and the trading price of our common stock. Cornell Capital has informed us in writing that it does not intend to engage in short sales of our common stock. In that communication, Cornell Capital noted that it is deemed to be the beneficial owner of the shares issuable upon conversion of its convertible debentures, and therefore may sell such shares after conversion. Similarly, Trey Resources is also unrestricted from selling shares registered for resale following conversion of its convertible debentures."

                  We would note for the staff, supplementally, that it is our intention in the near future to pursue a more traditional financing arrangement than an equity line agreement, if available to us. In any event, we expect to avoid any financing arrangements that might generate a conflict with our current arrangements, such as entering into an equity line arrangement with Cornell Capital prior to their conversion of all convertible debentures, unless appropriate restrictions are in place.

                  A copy of Cornell Capital's written communication is provided supplementally by an attachment to this letter.

PRODUCT DEVELOPMENT - PAGE 27

5. PLEASE UPDATE THE TWO TABLES THAT APPEAR ON PAGE 30, INCLUDING THE REFERENCES IN THE TABLES TO MILESTONES IN THE SECOND QUARTER OF 2004 AND THE COSTS TO BE INCURRED IN ACHIEVING THE MILESTONES IN THE SECOND HALF OF 2004 AND THE FIRST HALF OF 2005. ALSO, CLARIFY THE AGGREGATE COST OF THE SIGNIFICANT CAPITAL ITEMS TO BE PURCHASED FOR THE EFS-4 PRODUCT. IN ADDITION, CLARIFY WHETHER THAT COST IS INCLUDED IN THE AMOUNTS IN THE SECOND TABLE ON PAGE 30.

                  In response to staff's comment, the two tables on page 30 have been updated, and we have added the following language for clarification:

                  "The costs consist of engineering salaries, related travel and entertainment, professional fees, prototypes, lab and test equipment, imager expenses, fabrication equipment, tooling and software which are also included in items c) through g) of the table of expected purchase of significant equipment on page
                  27. The aggregate cost of significant capital items attributable to the EFS-4 total $2,100,000 and are reflected in that table in items c) through e) and g) through the 4th quarter of 2005. The $500,000 imager cost indicated in item f) for the third and fourth quarters of 2005 is attributable to the EFS-10. The EFS-4 capital item costs are also included in the second table below."


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SECURITIES AND EXCHANGE COMMISSION
April 22, 2005
Page 4

FINANCIAL RESOURCES AND LIQUIDITY - PAGE 33

6. PLEASE DISCLOSE HOW YOU INTEND TO USE THE PROCEEDS OF $450,000 TO BE RECEIVED FROM THE NOTES.

                  In response to staff's comments, we have added the following disclosure to page 33:

                  "We intend to use these proceeds for general working capital purposes and to pay the 10% commitment fee."

                                      * * *

Please call the undersigned at (847) 784-2170 or Aaron S. Kase at our office at
(312) 476-7524 if you desire additional information with respect to, or have any questions regarding, the matters set forth herein.

Very truly yours,


/s/ Philip E. Ruben
----------------------------
Philip E. Ruben

cc:  Examiner - Tom Jones



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SECURITIES AND EXCHANGE COMMISSION
April 22, 2005
Page 5



                E-Mail from Troy Rillo to Counsel for Voyager One



From: Troy Rillo [mailto:trillo@cornellcapital.com]
Sent: Thursday, April 21, 2005 10:49 AM
To: Phil Ruben
Subject: Voyager One


Phil,

Here's Cornell's position regarding short sales of the Debenture:

Cornell does not intend to engage in short sales of Voyager One's stock.

Please also add disclosure indicating that Cornell is deemed to be the beneficial owner of the shares upon conversion and therefore may sell the shares after conversion.

Troy J. Rillo
Senior Vice President, Corporate Finance
Cornell Capital Partners, LP
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300, ext. 123
(201) 985-1964 (fax)
trillo@cornellcapital.com